Exhibit 99.1

Nanox Announces Third Quarter 2021 Financial Results and

Provides Business Update

Reports progress towards global supply chain development

Ended the third quarter with cash and marketable securities of $180.3 million

Management to host conference call and webcast today, November 17, at 8:30 AM ET

NEVE ILAN, Israel—November 17, 2021 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the third quarter ended September 30, 2021 and provided a business update.

As previously reported, Nanox completed the merger with NANO-X AI LTD (formerly Zebra Medical Vision LTD, “Nanox AI”), a deep-learning medical imaging analytics company, in an all-stock deal valued at approximately $110 million at closing, with up to $84 million in contingent consideration to be paid in additional stock if Nanox AI enters into any of two designated commercial agreements and achieve certain milestones. Additionally, the Company completed the acquisition of USARAD Holdings, Inc., a leading provider of teleradiology services, and the assets of MDWEB, LLC., a decentralized marketplace connecting imaging facilities with radiologists, together, for approximately $7.3 million in cash and $12.9 million in stock, with up to $2.0 million in cash and up to $8.0 million in stock in deferred consideration upon the completion of various milestones.

“The third quarter was pivotal for Nanox, as we made meaningful progress toward the commercialization of the Nanox System across multiple fronts. Among our recent accomplishments, we continued to secure our supply chain, enlarged our backlog of orders by signing additional MSaaS agreements, and, importantly, finalized three previously announced strategic M&A transactions,” said Ran Poliakine, Chairman of the Board and Chief Executive Officer of Nanox. “We look forward to continuing our progress toward our goal of bringing the groundbreaking technology to market in 2022.”

Third Quarter Highlights and Recent Developments:

●	Completed merger with Nanox AI and acquisitions of USARAD Holdings, Inc. and MDWEB, LLC.

●	Entered into MSaaS agreement with International Clinics Group, a medical equipment distributor which serves public & private hospitals, health systems, military hospitals, and medical centers in Chile, Bolivia and Peru, for the deployment of 350 Nanox.ARC units. As of today, the Company has entered into MSaaS agreements for deployment of 6,500 Nanox.ARC units.

●	Nanox AI secured its 8th FDA 510(k) clearance for its Coronary Artery Calcium (“CAC”) solution as part of its population health offering. CAC is an important biomarker in determining the risk of coronary disease. The CAC solution is expected to empower clinicians to report findings and recommend preventative treatments before a coronary event occurs, which has the potential to save lives while lowering costs for the healthcare systems. Nanox AI’s mission is helping to diagnose populations at scale with its AI-based solutions, enabling IDNs and commercial payers to detect and treat patients at risk for chronic conditions while accurately adjusting their covered population risk.

●	We have made a progress to commence commercial production of the silicon MEMs chip that is integral to the Nanox digital X-ray source by the Company’s Korean subsidiary. We expect production at the new facility to begin pilot production in 2022.

●	Clinical and Regulatory update: The Company made progress toward the completion of the development of the Nanox.ARC. The Company expect to continue to optimize and develop further features of the Nanox.ARC and is considering submitting an additional 510(k) application for the next version of its multi-source Nanox.ARC in the near term, which will benefit from the FDA feedback received on the first version of the multi-source Nanox.ARC.

Financial results for three months ended September 30, 2021

For the three months ended September 30, 2021, the Company reported a net loss of $13.5 million, compared to a net loss of $11.1 million for the three-month period ended September 30, 2020, largely due to an increase in our research and development expenses and general and administrative expenses, which were partially offset by a decrease in our marketing expenses.

Research and development expenses for the third quarter 2021 were $3.7 million, as compared to $2.1 million for the same period in 2020. The increase was due to Research and Development costs related to the multi-source Nanox.ARC and cloud, including increased R&D headcount, costs related to the ongoing regulatory approval process and share-based compensation.

Marketing expenses for the third quarter 2021 were $1.5 million, as compared to $2.7 million for the same period in 2020. The decrease was mainly due to decrease of $1.7 million in share-based compensation which was partially offset by an increase of $0.5 million in marketing and branding expenses.

General and administrative expenses for the third quarter 2021 were $8.2 million, as compared to $6.3 million for the same period in 2020. The increase of $1.9 million was mainly due to an increase in our labor cost of approximately $0.5 million primarily as a result of an increase in our head count in connection with the expansion of the Company’s management team and the overall organization infrastructure, increase in our D&O insurance expenses of approximately $0.5, increase on in our legal fees in the amount of approximately $0.6 million due to the SEC inquiry and class-action litigation as described in our Form 6-K filed on November 17, 2021 and transaction expenses with connection to the acquisitions of Nanox AI, USARAD Holdings, Inc. and the assets of MDWEB, LLC in the amount of approximately $0.5 million.

Net cash used in operating activities during the three months ended September 30, 2021 was $7.0 million. The Company ended the third quarter 2021 with cash, cash equivalents and marketable securities of $180.3 million.

Non-GAAP net loss for the three months ended September 30, 2021 was $8.5 million, as compared to $5.1 million for the same period in 2020 primarily due to an increase in our research and development expenses, general and administrative expenses and our marketing expenses. Non-GAAP research and development expenses for the three months ended September 30, 2021 were $3.0 million, as compared to $1.5 million for the same period in 2020. Non-GAAP Marketing expenses for the three months ended September 30, 2021 were $1.0 million, as compared to $0.5 million for the same period in 2020. Non-GAAP General and administrative expenses for the three months ended September 30, 2021 were $4.5 million, as compared to $3.1 million for the same period in 2020.

A reconciliation between GAAP and non-GAAP financial measures for the three-month and nine-month periods ended September 30, 2021 and 2020 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP financial measures above is mainly attributable to share-based compensation, secondary offering expenses and legal fees in connection with class-action litigation and the SEC inquiry.

As of September 30, 2021, the Company had approximately 47.9 million shares outstanding.

Conference call and webcast details

Wednesday, November 17, 2021 @ 8:30am ET

Investor US/Canada toll-free dial-in: (877) 550-3765

Investor US/Canada International dial-in: (409) 937-8962

Conference ID: 7872065

Webcast link: Nanox Q3 2021 Earnings Call

About Nanox:

Nanox, founded by the serial entrepreneur Ran Poliakine, is an Israeli corporation developing a commercial-grade digital X-ray source designed to be used in real-world medical imaging applications. Nanox believes that its novel technology could significantly reduce the costs of medical imaging systems and plans to seek collaborations with world-leading healthcare organizations and companies to provide affordable, early detection imaging service for all. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.Arc, the ability to realize the expected benefits of the acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (1) the inability to successfully integrate the acquired companies, (2) the inability to realize the anticipated benefits of the acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees, (3) costs related to the acquisitions and/or unknown or inestimable liabilities, (4) changes in applicable laws or regulations that impact the operations of the acquired companies, (5) the failure to meet projected technology development targets, (6) the failure of the acquired companies to effectively scale end-to-end medical imaging solutions worldwide, (7) changes in global, political, economic, business, competitive, market and regulatory forces, and (8) (i) Nanox’s ability to complete development of the Nanox.Arc; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its X-ray source technology and the Nanox.Arc from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.Arc; (v) the market acceptance of the Nanox.Arc and the proposed pay-per-scan business model; (vi) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (vii) Nanox’s ability to conduct business globally, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this report to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies.

Non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses each adjusts for stock-based compensation expenses.

The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, non-GAAP net loss attributable to ordinary shares, non-GAAP research and development expenses, non-GAAP marketing expenses and non-GAAP general and administrative expenses should not be considered measures of the Company’s liquidity.

A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

Company Contact:
Tamar Aharon Cohen
Nanox Imaging
IR@nanox.vision

Investor Contact:
Mike Cavanaugh
ICR Westwicke
mike.cavanaugh@westwicke.com

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2021	December 31, 2020
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	77,557	213,468
Marketable Securities - short term	32,972	-
Prepaid expenses and other current assets	1,154	6,325
TOTAL CURRENT ASSETS	111,683	219,793

NON-CURRENT ASSETS:
Restricted cash	-	316
Property and equipment, net	30,762	14,020
Operating lease right-of-use asset	1,155	1,359
Marketable Securities - long term	69,768	-
Other non-current assets	4,709	661
TOTAL NON-CURRENT ASSETS	106,394	16,356
TOTAL ASSETS	218,077	236,149

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	1,302	435
Accrued expenses and other liabilities	4,294	3,526
Current maturities of operating leases	623	519
TOTAL CURRENT LIABILITIES	6,219	4,480

NON-CURRENT LIABILITIES:
Non-current operating leases	599	923
Long term loan from Bank	2,954	-
Other long term liabilities	155	-
TOTAL NON-CURRENT LIABILITIES	3,708	923
TOTAL LIABILITIES	9,927	5,403
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share,100,000,000 authorized at September 30, 2021 and December 31 2020, 47,877,719 and 46,100,173 issued and outstanding at September 30, 2021 and December 31, 2020, respectively	136	131
Additional paid-in capital	332,383	315,031
Accumulated other comprehensive deficit	(190)	-
Accumulated deficit	(124,179)	(84,416)
TOTAL SHAREHOLDERS’ EQUITY	208,150	230,746
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	218,077	236,149

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		Three Months Ended September 30,
	2021	2020	2021	2020
	(U.S. dollars in thousands, except for per share data)
OPERATING EXPENSES:
Research and development	10,760	6,258	3,708	2,106
Marketing	5,093	4,409	1,529	2,664
General and administrative	23,790	14,195	8,238	6,292
OPERATING LOSS	(39,643)	(24,862)	(13,475)	(11,062)
FINANCIAL EXPENSES (INCOME), NET	120	(20)	(6)	(6)
NET LOSS	(39,763)	(24,842)	(13,469)	(11,056)

BASIC AND DILUTED LOSS PER SHARE	(0.84)	(0.77)	(0.28)	(0.29)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	47,486	32,209	47,851	38,020
Comprehensive Loss:
Net Loss	(39,763)	(24,842)	(13,469)	(11,056)
Other comprehensive income:
Unrealized loss from available- for-sale securities	(190)	-	(74)	-
Total comprehensive loss	(39,953)	(24,842)	(13,543)	(11,056)

RECONCILIATION OF GAAP TO NON-GAAP METRICS
(U.S. dollars in thousands (except per share data))

(Unaudited)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2021	2020	2021	2020
	(U.S. dollars in thousands, except for per share data)

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares

GAAP net loss attributable to ordinary shares	39,763	24,842	13,469	11,056
Non-GAAP adjustments:
Class-actions litigation and SEC matter	665	-	604	-
Secondary offering expenses	981	-	-	-
Share-based compensation	13,963	14,296	4,383	5,949
Non-GAAP net loss attributable to ordinary shares	24,154	10,546	8,482	5,107
BASIC AND DILUTED LOSS PER SHARE	0.51	0.33	0.18	0.13
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	47,486	32,209	47,851	38,020

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	10,760	6,258	3,708	2,106
Non-GAAP adjustments:
Share-based compensation	2,257	2,512	702	595
Non-GAAP research and development expenses	8,503	3,746	3,006	1,511

Reconciliation of GAAP marketing expenses to Non-GAAP marketing expenses (U.S. dollars in thousands)

GAAP marketing expenses	5,093	4,409	1,529	2,664
Non-GAAP adjustments:
Share-based compensation	1,933	2,844	525	2,200

Non-GAAP marketing expenses	3,160	1,565	1,004	464

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	23,790	14,195	8,238	6,292
Non-GAAP adjustments:
Class-actions litigation and SEC matter	665	-	604	-
Secondary offering expenses	981	-	-	-
Share-based compensation	9,773	8,940	3,156	3,154

Non-GAAP general and administrative expenses	12,371	5,255	4,478	3,138